Via Facsimile and U.S. Mail
Mail Stop 6010

August 2, 2007

Mr. Lawrence A. Rosen
Chief Financial Officer
Fresenius Medical Care AG & Co. KGaA
Else-Kroner Strasse 1
61352 Bad Homburg, Germany

Re: **Fresenius Medical Care AG & Co. KGaA**
        Form 20-F for Fiscal Year Ended December 31, 2006
        File No. 001-32749

Dear Mr. Rosen:

        We have reviewed your filing and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your documents. In our comments, we
ask you to provide us with information so we may better understand your disclosure.
Please be as detailed as necessary in your explanation. After reviewing this information,
we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for fiscal year ended December 31, 2006

Operating and Financial Review and Prospects, page 45
Critical Accounting Policies, page 47

   1. Provide us in disclosure-type format the related aging of accounts receivable of
      each of your payor mix concentrations. The aging schedule may be based on
      management's own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60
      days etc.) or some other reasonable presentation. At a minimum, the disclosure
      should indicate the past due amounts and a breakdown by payor classification (i.e.
      Medicare and Medicaid, U.S. Commercial Payors, U.S. Hospitals Self-Pay, etc.).
      If your billing system does not have the capacity to provide an aging schedule of

your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

2. If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please provide in disclosure-type format the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.

Contractual Cash Obligations, page 65

3. Please provide in disclosure-type format the table of contractual obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Financial Statements

Note 7 – Other Intangible Assets and Goodwill, page F-21

4. You disclosed that you amortize non-compete agreements over 7 to 25 years, technology intangibles over 15 years and other intangibles over 3 to 40 years. Please address the following:
    *   Please tell us the factors that you considered in assuming a 7 to 25 year useful life for non-compete agreements. Please specifically address the factors that led to your conclusion that the non-compete agreements will generate cash flows over the periods used,
    *   Please tell us the factors that you considered in assuming a 15-year useful life for your technology intangible asset given your disclosure under Risk Factors that technological innovation has historically been a significant competitive factor in the dialysis business. Please specifically address the factors that led to your conclusion that the technology intangible asset acquired will generate cash flows over a 15-year useful life,
    *   Please provide in disclosure-type format the amounts assigned to major intangible asset classes included in your Other category and tell us why the amortization periods are appropriate. Please also disclose the weighted-average amortization period for the Other category,
    *   Please provide in disclosure-type format the weighted-average amortization period for your intangible assets in total.
    *   Please tell us why management contracts have an indefinite life.

- Please tell us why you have adjusted certain balances into goodwill that used to be identified as separate identifiable intangible assets, such as patient relationships. Provide us an analysis of the effect these adjustments had on your results of operations. Include the amortization period previously used in your analysis.
- Please tell us what adjustment was made to non-compete agreements. Explain to us why no correction of an error was warranted and how the change affected your results of operations.

Please refer to SFAS 141, including Appendix A and paragraph 44 of SFAS 142.

Note 8 – Accrued Expenses and other Current Liabilities, page F-23

5. Please tell us the nature of the unapplied cash and receivable credits.

Note 18 – Legal Proceedings, page F-44

6. You disclosed that the Australian courts concluded that you had infringed on a patent held by the Gambro Group. Since it appears that there is a reasonable possibility that a loss has been incurred and the amount of that loss may be material please provide in disclosure-type format the estimated loss or range of loss or state that an estimate cannot be made as required by paragraph 10 of SFAS 5.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gus Rodriguez, Staff Accountant at (202) 551-3752, or Mary Mast, Staff Accountant, Senior Accountant, at (202) 551-3613 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant